                                                  ----------------------------
                                                          OMB APPROVAL
                                                  ----------------------------
                                                  OMB Number:        3235-0145
                                                  Expires:    October 31, 1994
                                                  ----------------------------
                                                  Estimated average burden
                                                  hours per form . . . . 14.90

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.     1     )*
                                        -----------

                            20th Century Industries
-------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, Without Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  901272 20 3
             ------------------------------------------------------
                                 (CUSIP Number)

                       Richard J. D'Alessandri, Counsel
                       American International Group, Inc.
               70 Pine Street, NYC, NY  10270      (212) 770-5856
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 23, 1995
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  901272 20 3                                 PAGE       OF      PAGES
          ------------                                      -----    ----

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    American International Group, Inc.
    IRS No. 13-2592361
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                        (b) / /

-------------------------------------------------------------------------------
3   SEC USE ONLY


-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                      / /

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Incorporated in the State of Delaware
-------------------------------------------------------------------------------
                   7   SOLE VOTING POWER

                   ------------------------------------------------------------
   NUMBER OF       8   SHARED VOTING POWER
     SHARES
  BENEFICIALLY         36,317,475
    OWNED BY       ------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE POWER
   REPORTING
     PERSON        ------------------------------------------------------------
      WITH         10  SHARED DISPOSITIVE POWER

                       36,317,475
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       36,317,475
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       41.80%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    HC, CO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                         2 OF 7

                                                  ----------------------------
                                                          OMB APPROVAL
                                                  ----------------------------
                                                  OMB Number:        3235-0145
                                                  Expires:    October 31, 1994
                                                  Estimated average burden
                                                  hours per form . . . . 14.90

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.     1     )*
                                        -----------

                            20th Century Industries
-------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, Without Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  901272 20 3
             ------------------------------------------------------
                                 (CUSIP Number)

                       Richard J. D'Alessandri, Counsel
                       American International Group, Inc.
               70 Pine Street, NYC, NY  10270      (212) 770-5856
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 23, 1995
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  901272 20 3                                 PAGE       OF      PAGES
          ------------                                      -----    ----

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    American Home Assurance Company
    IRS No. 13-5124990
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                        (b) / /

-------------------------------------------------------------------------------
3   SEC USE ONLY


-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                      / /

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Incorporated in the State of New York
-------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                       9,124,125
                   ------------------------------------------------------------
   NUMBER OF       8   SHARED VOTING POWER
     SHARES
  BENEFICIALLY
    OWNED BY       ------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE POWER
   REPORTING           9,124,125
     PERSON        ------------------------------------------------------------
      WITH         10  SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       9,124,125
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       10.50%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IC, CO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                         2 OF 7

                                                  ----------------------------
                                                          OMB APPROVAL
                                                  ----------------------------
                                                  OMB Number:        3235-0145
                                                  Expires:    October 31, 1994
                                                  Estimated average burden
                                                  hours per form . . . . 14.90

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.     1     )*
                                        -----------

                            20th Century Industries
-------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, Without Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  901272 20 3
             ------------------------------------------------------
                                 (CUSIP Number)

                       Richard J. D'Alessandri, Counsel
                       American International Group, Inc.
               70 Pine Street, NYC, NY  10270      (212) 770-5856
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 23, 1995
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  901272 20 3                                 PAGE       OF      PAGES
           ------------                                      -----    ----

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Commerce & Industry Insurance Company
    IRS No. 31-1938623
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                        (b) / /

-------------------------------------------------------------------------------
3   SEC USE ONLY


-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                      / /

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Incorporated in the State of New York
-------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                       5,295,675
                   ------------------------------------------------------------
   NUMBER OF       8   SHARED VOTING POWER
     SHARES
  BENEFICIALLY
    OWNED BY       ------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE POWER
   REPORTING           5,295,675
     PERSON        ------------------------------------------------------------
      WITH         10  SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       5,295,675
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       6.09%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IC, CO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                         2 OF 7

                                                  ----------------------------
                                                          OMB APPROVAL
                                                  ----------------------------
                                                  OMB Number:        3235-0145
                                                  Expires:    October 31, 1994
                                                  Estimated average burden
                                                  hours per form . . . . 14.90

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.     1     )*
                                        -----------

                            20th Century Industries
-------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, Without Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  901272 20 3
             ------------------------------------------------------
                                 (CUSIP Number)

                       Richard J. D'Alessandri, Counsel
                       American International Group, Inc.
               70 Pine Street, NYC, NY  10270      (212) 770-5856
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 23, 1995
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  901272 20 3                                 PAGE       OF      PAGES
           ------------                                     -----    ----

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    New Hampshire Insurance Company
    IRS No. 02-0172170
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                        (b) / /

-------------------------------------------------------------------------------
3   SEC USE ONLY


-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                      / /

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Incorporated in the State of Pennsylvania
-------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                       5,295,675
                   ------------------------------------------------------------
   NUMBER OF       8   SHARED VOTING POWER
     SHARES
  BENEFICIALLY
    OWNED BY       ------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE POWER
   REPORTING           5,295,675
     PERSON        ------------------------------------------------------------
      WITH         10  SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       5,295,675
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       6.09%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IC, CO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                         2 OF 7

                                                  ----------------------------
                                                          OMB APPROVAL
                                                  ----------------------------
                                                  OMB Number:        3235-0145
                                                  Expires:    October 31, 1994
                                                  Estimated average burden
                                                  hours per form . . . . 14.90

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.     1     )*
                                        -----------

                            20th Century Industries
-------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, Without Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  901272 20 3
             ------------------------------------------------------
                                 (CUSIP Number)

                       Richard J. D'Alessandri, Counsel
                       American International Group, Inc.
               70 Pine Street, NYC, NY  10270      (212) 770-5856
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 23, 1995
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  901272 20 3                                 PAGE       OF      PAGES
          ------------                                      -----    ----

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    National Union Fire Insurance Company of Pittsburgh, Pa.
    IRS No. 25-0687550
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                        (b) / /

-------------------------------------------------------------------------------
3   SEC USE ONLY


-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                      / /

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Incorporated in the State of Pennsylvania
-------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                       602,000
                   ------------------------------------------------------------
   NUMBER OF       8   SHARED VOTING POWER
     SHARES
  BENEFICIALLY
    OWNED BY       ------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE POWER
   REPORTING           602,000
     PERSON        ------------------------------------------------------------
      WITH         10  SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       602,000
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.69%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IC, CO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                         2 OF 7

ITEM 1.  SECURITY AND ISSUER.

         This statement amends the statement on Schedule 13D dated December 16, 1995 ("Schedule 13D") previously filed by American International Group, Inc., a Delaware corporation ("AIG") relating to the common stock, without par value ("Common Stock"), of 20th Century Industries, a California corporation ("Company"). The principal executive offices of the Company are located at 6301 Owensmouth Avenue, Woodland Hills, California 91367.

         Each capitalized term used in this statement which is defined in the
Schedule 13D shall have the meaning in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) through (c). This statement is filed by American International Group, Inc., a Delaware corporation ("AIG"), on behalf of itself and the AIG Subs.

         On February 13, 1995, the Company announced that gross losses and allocated loss adjustment expenses of the Company associated with the Northridge Quake were then estimated to be $940 million. As a result thereof, AIG and the Company, on March 23, 1995, consummated the transactions contemplated under Amendment No. 1 to the Investment and Strategic Alliance Agreement dated on March 23, 1995 ("Amendment") between the Company and AIG, at which time, for an aggregate purchase price of $20 million, the Company issued and sold, and Commerce & Industry purchased, 20,000 additional shares ("Additional Shares") of the Company's Series A Convertible Preferred Stock.

         A conformed copy of the Amendment setting forth the terms under which the Additional Shares were issued to Commerce & Industry is attached hereto as Exhibit A. The descriptions set forth in this Amendment No. 1 to Form 13D are qualified in their entirety by reference to the Amendment which is attached hereto.

         AIG is a holding company which, through its subsidiaries, is primarily engaged in a broad range of insurance and insurance-related activities in the United States and abroad. AIG, through its subsidiaries, also conducts financial services activities and agency and fee operations. Each of the AIG Subs is a multiple line, insurance company which writes substantially all lines of property and casualty insurance in each state of the United States and abroad. The principal executive offices of AIG, Commerce & Industry and each of the other AIG Subs are located at 70 Pine Street, New York, New York 10270.

         (d) through (e). During the last five years, none of AIG, SICO, The Starr Foundation, Starr, American Home, Commerce & Industry, National Union and New Hampshire, or any of the Covered

                              PAGE 6 OF ____ PAGES

Persons, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Commerce & Industry used its available working capital to purchase the Additional Shares.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the acquisition of the Additional Shares by Commerce & Industry was investment.

A.       ACQUISITION OF ADDITIONAL SECURITIES OF THE ISSUER

         In addition to the purchase of the Additional Shares on the Closing Date, pursuant to the Amendment, the Investment Agreement was amended to provide that AIG may, after the Closing Date, still receive or be required to purchase additional shares of Series A Preferred Stock from the Company as follows:

         If at any time the Company's before or after the Closing Date gross losses and allocated loss adjustment expenses associated with claims resulting from the Northridge Earthquake should exceed $850 million (such excess being referred to herein as the "Excess Loss Amount"), AIG shall, if requested in writing by the Company after the Closing Date, contribute to the capital of the Company, in whole or in part, an amount ("AIG Contribution") up to the lesser of $70 million or the Excess Loss Amount. In consideration of the first $20 million of the AIG Contribution ("$20 Million Contribution"), the Company shall issue to AIG that number of fully paid and nonassessable Earthquake Shares having an aggregate liquidation value equal to $20 million. In consideration of the remainder of the AIG Contribution following the $20 Million Contribution ("Remaining AIG Contribution"), the Company shall issue to AIG that number of fully paid and nonassessable Earthquake Shares having an aggregate liquidation value equal to (a) the amount of the Remaining AIG Contribution plus (b) an amount equal to the product of (i) the Remaining AIG Contribution, (ii) 0.65 and
         (iii) the quotient of (A) the number of shares of Common Stock beneficially owned or obtainable by AIG and its affiliates by virtue of ownership of the shares of Series A Preferred Stock (including any additional shares actually issued by virtue of the provision of the Certificate of

                              PAGE 7 OF ____ PAGES

         Determination governing the Series A Preferred Stock permitting payment of dividends by the issuance of PIK Shares) and the Series A Warrants and conversion or exercise thereof divided by (B) the sum of (1) the total number of shares of Common Stock of the Company outstanding October 17, 1994 plus (2) the number of shares referred to in (A); provided, however, that the aggregate liquidation value of any Earthquake Shares issued pursuant to the foregoing provisions of the Investment Agreement, as amended (without taking into account any Series A Preferred Stock issuable as a dividend in kind on any outstanding Series A Preferred Stock), shall not exceed $63.2474 million.

With respect to additional shares of capital stock of the Company which are not described, AIG may or may not purchase such additional securities at such time that it is permitted to do so.

(B) THROUGH (J).

         No additional plans or proposals are presently contemplated other than those described elsewhere in this Form.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         (a) through (b). The information required by these paragraphs is set forth in Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 1 to Schedule 13D and is based upon the number of shares of Common Stock outstanding as of November 1, 1994 (51,472,471) as contained in the Proxy Statement of the Company, a copy of which was attached to Schedule D as Exhibit F.

         (c). AIG, American Home, Commerce and Industry, National Union, New Hampshire, SICO, The Starr Foundation and Starr, and, to the best of each of their knowledge, the Covered Persons, have not engaged in any transactions in the Common Stock within the past 60 days other than those transactions described above occurring on the Closing Date pursuant to the Investment Agreement.

         (d) through (e).  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS & RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         Contracts, arrangements, understandings and relationships with respect to securities of the Company consist of the Investment Agreement, the Series A Warrant, the Certificate of Determination, the Certificate of Amendment, the By-Laws, the Quota Share Agreements and the Registration Rights Agreement, each of which is attached as an exhibit to Schedule D, and the Amendment which is attached hereto as Exhibit A. All of such contracts, arrangements, understandings and relationships are

                              PAGE 8 OF ____ PAGES
incorporated in their entirety by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (A) Amendment No. 1 to Investment and Strategic Alliance Agreement dated as of March 23, 1995 by and between 20th Century Industries and American International Group, Inc.

                              PAGE 9 OF ____ PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 1995

                       AMERICAN INTERNATIONAL GROUP, INC.

                       By:
                          ----------------------------------
                           Edward E. Matthews
                           Vice Chairman - Finance

                       AMERICAN HOME ASSURANCE COMPANY

                       By:
                          ----------------------------------
                           Edward E. Matthews
                           Senior Vice President - Finance

                       COMMERCE & INDUSTRY INSURANCE COMPANY

                       By:
                          ----------------------------------
                           Edward E. Matthews
                           Senior Vice President - Finance

                       NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.

                       By:
                          ----------------------------------
                           Edward E. Matthews
                           Senior Vice President - Finance

                       NEW HAMPSHIRE INSURANCE COMPANY

                       By:
                          ----------------------------------
                           Edward E. Matthews
                           Vice President

                              PAGE 10 OF ____ PAGES

                                EXHIBIT INDEX
                                --------------


         (A) Amendment No. 1 to Investment and Strategic Alliance Agreement dated as of March 23, 1995 by and between 20th Century Industries and American International Group, Inc.